Date: August 30, 2018	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SNIPP INTERACTIVE INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	September 20, 2018
Record Date for Voting (if applicable) :	September 20, 2018
Beneficial Ownership Determination Date :	September 20, 2018
Meeting Date :	October 26, 2018
Meeting Location (if available) :	Maryland, USA
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	83306Y102	CA83306Y1025

Sincerely,

Computershare

Agent for SNIPP INTERACTIVE INC.